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                                                                    EXHIBIT 99.1

            CARL CARLSON NAMED NEW CHIEF EXECUTIVE OFFICER OF TRICOM

SANTO DOMINGO, Dominican Republic, Nov. 10 -- Tricom, S.A. (NYSE: TDR - News) announced today that its Board of Directors unanimously --- ---- elected Carl Carlson, former Chief Operating Officer, as its CEO. Mr. Carlson's election was effective as of October 30, 2003. Carlson succeeds Arturo Pellerano, who stepped down from his position as Chief Executive Officer. The Company plans no changes in strategy or operations and does not plan to immediately fill the Chief Operating Officer position.

Carlson, 45, one of the original founders of the Company, first joined Tricom in 1989. During this tenure, Carlson has held a number of posts, including Vice President of Finance and Administration and Chief Financial Officer. He has been a member of the Company's board of directors since 2000. In 1998, he was appointed Chief Operating Officer, overseeing the day-to-day operations of the Company.

About TRICOM

Tricom, S.A. is a full service communications services provider in the Dominican Republic. The Company offers local, long distance, mobile, cable television and broadband data transmission and Internet services. Through Tricom USA, the Company is one of the few Latin American based long distance carriers that is licensed by the U.S. Federal Communications Commission to own and operate switching facilities in the United States. Through its subsidiary, TCN Dominicana, S.A., the Company is the largest cable television operator in the Dominican Republic based on its number of subscribers and homes passed. For more information about Tricom, please visit www.tricom.net.

Cautionary Language Concerning Forward-Looking Statements

Statements in this press release that are not strictly historical in nature are forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially due to various factors. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, legal proceedings, exchange controls and occurrences in currency markets, competition, and the risk factors set forth in the Company's various filings with the Securities and Exchange Commission, including its more recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof.

     For Further Information Contact:
     Miguel Guerrero, Investor Relations
     Ph (809) 476-4044 / 4012
     E-mail: investor.relations@tricom.net

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For additional information, please visit Tricom's Investor Relations website at
http://www.tdr-investor.com or contact our Investor Relations department at the above numbers.